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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                              Lifecell Corporation
________________________________________________________________________________
                                (Name of Issuer)


                          Common Stock, $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                    531927101
                      _____________________________________
                                 (CUSIP Number)

                                February 1, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

CUSIP No. 531927101                   13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

        Canadian Imperial Bank of Commerce ("CIBC")
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
        Canada
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF          1,409,197
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          -0-
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           1,409,197
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    -0-
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,409,197
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (11)

        6.94%
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

        OO
________________________________________________________________________________

CUSIP No. 531927101                   13G                      Page 3 of 5 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:

        Lifecell Corporation ("LIFC")
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

        One Millenium Way
        Branchburg, NJ 08876

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

        Canadan Imperial Bank of Commerce ("CIBC")
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

        Commerce Court West, 199 Bay Street
        Toronto, Ontario M5L 1A2
        Canada
________________________________________________________________________________
Item 2(c).  Citizenship:

        CIBC is a bank organized under the Bank Act of Canada.
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

        Common stock.
________________________________________________________________________________
Item 2(e).  CUSIP Number:

        531927101
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]

CUSIP No. 531927101                   13G                      Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:                                   1,409,197

     (b)  Percent of class:                                                6.94%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote               1,409,197

          (ii)  Shared power to vote or to direct the vote                   -0-

          (iii) Sole power to dispose or to direct the disposition of  1,409,197


          (iv)  Shared power to dispose or to direct the disposition of      -0-


________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

        Not applicable
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

        Not applicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        The reporting person owns CIBC WMV Inc., which beneficially owns
       99 shares of common stock, 38,891 shares of Series B preferred stock, $.001 par value and convertible into 1,409,098 shares of common stock.

        CIBC WMV Inc.
        IRS# 13-3621198
        425 Lexington Avenue, 9th Floor
        New York, NY 10017
________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

        Not applicable.
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

        Not applicable.
________________________________________________________________________________
Item 10.  Certifications.

        Not applicable.

CUSIP No. 531927101                   13G                      Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 14, 2002
                                        ----------------------------------------
                                                        (Date)


                                                    /s/ David Stagg
                                        ----------------------------------------
                                                      (Signature)


                                           David Stagg / Director, Counsel
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).